UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MICRON TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-10658
(State or other jurisdiction of incorporation)	(Commission File Number)

8000 South Federal Way
Boise, Idaho 83716-9632
(Address of principal executive offices and Zip Code)

Mark Murphy Executive Vice President and Chief Financial Officer (208) 368-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), we conducted a reasonable country of origin inquiry (“RCOI”) to assess whether conflict minerals necessary to the functionality or production of products we manufactured or contracted to manufacture in calendar year 2023 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) or were from recycled or scrap sources. The Rule defines conflict minerals as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (tin, tantalum, and tungsten).

Based on the results of our RCOI, we have reason to believe that certain conflict minerals contained in our 2023 products may have originated in the Covered Countries and may not have been from recycled or scrap sources. We therefore conducted due diligence on the source and chain of custody of these minerals and prepared a Conflict Minerals Report, filed as Exhibit 1.01 hereto.
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report for the calendar year ended December 31, 2023 is available on our website at micron.com/about/our-commitment/sourcing-responsibly/responsible-minerals-policy. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02.	Exhibit.

The Conflict Minerals Report for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 hereto.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01.	Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICRON TECHNOLOGY, INC.

Date:	May 28, 2024	By:	/s/ Mark Murphy
		Name:	Mark Murphy
		Title:	Executive Vice President and Chief Financial Officer